October 26, 2018

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia, Canada V5T 1A4

       Re: Electrameccanica Vehicles Corp.
           Registration Statement on Form F-3
           Filed October 18, 2018
           File No. 333-227883

Dear Mr. Kroll:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure